~~12 January 2006~~ Date
6 March 2007

By fax (+1 202 772 9207) and post

RECEIVED
2007 MAR 15 A 8:15

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

07021795

Attention: Division of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Moody's upgrades Nordea to Aaa**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

Nordea Bank AB (publ)
Johan Ekwall

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

dlw 3/15

Nordea Bank AB (publ)

www.nordea.com

Company registration number/VAT number 516406-0120/SE663000019501. The board is domiciled in Stockholm, Sweden

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 1 March 2007 1(1)

Annual Report 2006

Nordea's Annual Report for 2006 is available at www.nordea.com as from today Thursday 1 March 2007.

The printed report will be available in mid-March.

A summary of the Annual Report in Danish, English, Finnish, Norwegian and Swedish will be available at the branch offices in mid-March.

For further information:
Atte Palomäki, Chief Communication Officer, Finland, +358 (0) 9 165 42325, +358 40 547 6390

END